Exhibit 21

DISH NETWORK CORPORATION AND SUBSIDIARIES
LIST OF SUBSIDIARIES
As of December 31, 2012

	State or
	Country of	% of
Subsidiary	Incorporation	Ownership		Name Doing Business As
DISH Orbital Corporation	Colorado	100%		DOC
DISH Orbital Corporation II L.L.C.	Colorado	100%		DOC II
DISH DBS Corporation	Colorado	100%		DDBS
DISH Network L.L.C.	Colorado	100	%(1)	DNLLC
DISH Operating L.L.C.	Colorado	100	%(1)	SATCO
Echosphere L.L.C.	Colorado	100	%(1)	Echosphere
Dish Network Service L.L.C.	Colorado	100	%(1)	DNSLLC
Blockbuster L.L.C.	Colorado	100	%(2)	Blockbuster
DBSD North America, Inc.	Delaware	100%
Gamma Acquisition L.L.C.	Colorado	100%
Gamma Acquisition Holding Corporation	Colorado	100%

(1)   This is a subsidiary of DISH DBS Corporation

(2)   This is a subsidiary of Blockbuster Holding L.L.C.